SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2011
REGULATION

3/2/11

[redacted]

SECURITI 11017181 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IVE Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th St., 2nd Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Livingston (646) 673-8221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/2011

OATH OR AFFIRMATION

I, Douglas W. Livingston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IXE Securities LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GUL MUTLU
Notary Public, State of New York
Qualified in New York County
Reg. No. 01MU6197496
My Commission Expires 12-01-2012

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IXE Securities, LLC
(A wholly-owned subsidiary of IXE Holdings, Inc.)
Index
December 31, 2010

Page(s)

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Report of Independent Auditors

To the Member of IXE Securities, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in owner's equity and cash flows present fairly, in all material respects, the financial position of IXE Securities, LLC (the "Company") at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

IXE Securities, LLC
(A wholly-owned subsidiary of IXE Holdings, Inc.)
Statement of Financial Condition
December 31, 2010

Assets		
Cash and cash equivalents	$	3,589,380
Securities owned, at fair value		158,820
Receivable from clearing broker		112,656
Receivable from affiliate		16,760
Receivables		9,168
Fixed assets, less accumulated depreciation $594,250		122,780
Other assets		363,458
Total assets	$	4,373,022
Liabilities and Owner's Equity		
Liabilities		
Accrued compensation and benefits	$	771,110
Accounts payable		173,465
Payable to Parent		7,953
Total liabilities		952,528
Commitments and contingencies (Note 8)		
Owner's equity		3,420,494
Total liabilities and owner's equity	$	4,373,022

The accompanying notes are an integral part of these financial statements.

IXE Securities, LLC
(A wholly-owned subsidiary of IXE Holdings, Inc.)
Statement of Operations
Year Ended December 31, 2010

Revenues	
Commissions	$ 3,529,227
Referral fees from affiliate	779,913
Interest and dividends	8,991
Other revenues	2,340
Total revenues	4,320,471
Expenses	
Compensation and employee benefits	1,990,889
Commissions and clearing charges	696,158
Occupancy	165,432
Information services	138,076
Outside services	128,293
Depreciation and amortization	82,597
Telephone and postage	34,337
Taxes, licenses and registrations	28,635
Travel and entertainment	21,888
Other	79,231
Total expenses	3,365,536
Net income before income taxes	954,935
Provision for income taxes	-
Net income	$ 954,935

The accompanying notes are an integral part of these financial statements.

IXE Securities, LLC
(A wholly-owned subsidiary of IXE Holdings, Inc.)
Statement of Changes in Owner's Equity
Year Ended December 31, 2010

Balance, beginning of year	$ 1,465,558
Capital contributions	1,000,000
Net income	954,935
Balance, end of year	$ 3,420,494

The accompanying notes are an integral part of these financial statements.

IXE Securities, LLC
(A wholly-owned subsidiary of IXE Holdings, Inc.)
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities	
Net income	$ 954,935
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation and amortization	82,597
Changes in operating assets and liabilities	
Increase in securities owned	(158,820)
Increase in receivable from clearing broker	(1,666)
Increase in receivable from affiliate	(2,461)
Decrease in receivables	44,783
Increase in other assets	(1,695)
Increase in accrued compensation and benefits	159,935
Decrease in accounts payable	(16,636)
Increase in payable to parent	2,259
Net cash provided from operating activities	1,063,231
Cash flows from investing activities	
Purchase of fixed assets	(17,358)
Net cash used in investing activities	(17,358)
Cash flows from financing activities	
Capital contributions	1,000,000
Net cash provided from financing activities	1,000,000
Increase in cash and cash equivalents	2,045,873
Cash and cash equivalents	
Beginning of year	1,543,507
End of year	$ 3,589,380
Supplemental cash flow disclosures	
Interest payments	$ 4,453
Income tax payments	-

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

IXE Securities, LLC (the "Company") is a wholly-owned subsidiary of IXE Holdings, Inc. (the "Parent" or "IXE Holdings"). IXE Holdings, Inc, a Delaware corporation, is a wholly-owned subsidiary of IXE Grupo Financiero S.A. de C.V. ("IXE Grupo"), a Mexican company. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company provides investment advisory and broker-dealer services as an introducing broker-dealer who clears customer transactions through another broker-dealer on a fully disclosed basis.

On November 16, 2010, IXE Grupo entered into an agreement with Grupo Financiero Banorte, S.A.B. de C.V. ("Banorte") in which IXE Grupo will be acquired by Banorte in exchange for new shares issued by Banorte. The acquisition is expected to be completed in the first quarter of 2011. Upon closing, the Company will become indirectly owned by the merged entity, Grupo Banorte-Ixe.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents
The Company considers short-term highly liquid investments, with maturities at the time of acquisition of three months or less, to be cash equivalents.

Securities Owned
Security positions resulting from proprietary trading are measured at fair value. Any unrealized gains or losses resulting from marking the securities to fair value are included in the Statement of Operations.

Fair Value Measurement
The Company adopted accounting guidance regarding fair value measurement standards, which clarifies the definition of fair value and establishes a framework for measuring fair value. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The Company has no instruments that are classified within level 2 or 3 of the fair value hierarchy.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, or in the case of leasehold improvements, over the lesser of the useful life of the related asset or the lease term, which is approximately three to seven years.

Revenue Recognition
Security transactions and the related commissions and fee revenue and expense are recorded on a trade date basis. See Note 9 for details of revenue recorded for referral fees from an affiliate.

Income Taxes
The Company is a single member limited liability company, and is treated as a division of IXE Holdings for federal and state income tax purposes, and not as a separate taxable entity. However, the Company computes its share of the consolidated Federal and State tax expense or benefits based upon the principles of separate company calculations as though the Company is treated as a separate taxpayer. The Company recognizes current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards. A valuation allowance is recorded to reduce deferred tax assets to an amount that more likely than not will be realized. Deferred tax liabilities are recognized for temporary differences that will result in taxable income for future years.

The Company adopted FASB guidance which addresses the recognition and measurement of tax positions taken or expected to be taken and guidance on derecognition, and classification, of interest and penalties as of January 1, 2008. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company's policy on classification of interest and penalties related to uncertain tax positions is that such interest and penalties are classified as income taxes.

3. Cash and Cash Equivalents

At December 31, 2010, cash and cash equivalents include $419,315 of money market instruments held with the Company's clearing broker and a short term certificate of deposit of $30,216 held with a financial services company. Due to the short-term nature of these instruments, the cost has been determined to approximate fair value. These are classified within level 1 of the fair value hierarchy. The Company holds $3,020,362 in cash with a major U.S. financial institution.

4. Securities Owned

At December 31, 2010, the Company owned $158,820 of one position in corporate debt that was purchased during 2010. The securities are carried at fair value on a recurring basis and were classified as Level 1 in the fair value hierarchy.

5. Receivable from clearing broker

At December 31, 2010, receivable from clearing broker includes cash deposit of $101,548 and receivable for executed but unsettled transactions.

6. Income Taxes

As of December 31, 2010, the Company has no federal deferred tax benefit. It also had no state or local income tax current or deferred tax benefit due to a full valuation allowance position. There is no federal or state income tax expense as current taxable income was offset by net operating loss carryforwards.

As of December 31, 2010, the Company had fully utilized its federal net operating loss carryovers. The company had approximately $4.5 million of net operating losses carryovers in the New York State and New York City jurisdictions. These losses also have full valuation allowances against them and begin to expire in 2027.

The Company's total deferred tax assets as of December 31, 2010 were approximately $867,600. Most of the deferred tax assets relate to state and local net operating loss carryovers. The valuation allowance balance at December 31, 2010 was approximately $867,600, and decreased by approximately $483,000 from December 31, 2009.

The Company has no liabilities for uncertain tax positions as of year-end and had no change to that liability balance during the year.

7. Employee Benefit Plan

The Company sponsors a 401(k) savings plan for all eligible employees. Participants may contribute between 0% and 8% of their eligible compensation. The Company matches up to 100% of participants' contributions, to a maximum of 3%. The Company made contributions of approximately $42,000 for 2010.

8. Commitments and Contingencies

Operating Lease

The Company leases office space under non-cancelable operating leases. Under this lease, the Company pays taxes, insurance, and maintenance expenses. The Company has a security deposit held by the lessor for $344,000 at December 31, 2010, which is included in other assets on the Statement of Financial Condition. The Company sub-leased a portion of its offices under an agreement that provided for monthly rentals of $15,000 through December 31, 2010. Rent expense, net of sub-lease payments, was approximately $150,000 in 2010. The sub-lease agreement expired at December 31, 2010 and no new sub-lease agreement has been established for the unoccupied office space.

Future minimum lease commitments under the non-cancelable operating lease are as follows:

Year ending December 31	
2011	$ 344,000
2012	344,000
2013	344,000
2014	114,667
	$ 1,146,667

9. Transactions with Affiliates

IXE Grupo Financiero S.A. de C.V. has guaranteed the ongoing operations of the Company for a period no less than one year beginning January 20, 2011. This guarantee exempts any dissolution or ceasing of operations of the Company due to merger or change of control.

In January 2010 the Company entered into an agreement with its indirect parent IXE Casa de Bolsa ("IXE CB") whereby the Company refers institutions to IXE CB for execution services in the Mexican local market. IXE CB has agreed to pay the Company a percentage of the fees it collects from referred clients for execution services rendered. These are classified as referral fees in the Statement of Operations.

10. Regulatory Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1. The Company's ratio at December 31, 2010 was .33 to 1.

At December 31, 2010, the Company had net capital of $2,877,520 which was $2,777,520 in excess of the amount required by the SEC.

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Commission under the exemptive provision of 15c3-3(k)(2)(ii).

11. Off–Balance Sheet Risk

As discussed in Note 1, the Company does not hold customer cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2010, the Company had no exposure to any unsecured debits and did not have any open positions in its trading accounts.

12. Subsequent Events

The Company evaluated subsequent events from January 1, 2011 through February 23, 2011, the date of issuance of the financial statements. The Company did not have any significant subsequent events to report.

IXE Securities, LLC

(A wholly-owned subsidiary of IXE Holdings, Inc.)

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission December 31, 2010

Computation of net capital		
Owner's equity	$	3,420,494
Less non-allowable assets included in the following statement of financial condition captions		
Receivable from clearing broker		11,108
Receivable from affiliate		16,760
Receivables		9,168
Fixed assets		122,780
Other assets		363,458
Net capital before haircuts on security positions		2,897,220
Haircuts on security positions		19,700
Net capital	$	2,877,520
Total aggregate indebtedness included in the statement of financial condition	$	952,528
Ratio of aggregate indebtedness to net capital		0.33 to 1
Minimum net capital required (the greater of 6 2/3% of aggregate indebtedness or $100.000)	$	100,000
Excess net capital over minimum net capital required	$	2,777,520

Note: There are no differences between the computation of net capital reported above and the computation of net capital reported on Form FOCUS X-17A-5 Part IIA on January 25, 2011.

IXE Securities, LLC
(A wholly-owned subsidiary of IXE Holdings, Inc.)
Schedule II – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

The Company is exempt from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(ii) as reported on Form Focus X-17A-5 part IIA on January 25, 2011.

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Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To Member of IXE Securities, LLC:

In planning and performing our audit of the financial statements of IXE Securities, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2011

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IXE Securities, LLC

(A wholly-owned subsidiary of IXE Holdings, Inc.)

Financial Statements and Supplemental Information

December 31, 2010